March 24, 2025

Rob Phythian
Chief Executive Officer
SharpLink Gaming, Inc.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota

       Re: SharpLink Gaming, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 18, 2025
           CIK No. 0001981535
Dear Rob Phythian:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Richard G. Satin, Esq.